AH 4/6/2004

4-14-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04016271

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-12925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Management Company

OFFICIAL USE ONLY
000547
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Liberty Plaza, 101 Barnes Road, Suite 104
(No. and Street)

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Hugo (203) 265-9778
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED APR 06 2004 PROCESSING SECTION WASH. D.C. 181

PROCESSED APR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Herr Holden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Management Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Exp. Nov. 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Net Capital

Total stockholders' equity, allowable for purposes of net capital computation	$ 1,408,746
Less nonallowable assets	
Receivables from non-customers	36,704
Furniture, equipment and leasehold improvements, net	26,152
Prepaid expenses and other assets	15,319
Net capital before specific reduction in the market value of securities	1,330,571
Less securities haircuts pursuant to Rule 15c3-1	26,451
Net capital	$ 1,304,120

Aggregate indebtedness

Total liabilities included in statement of financial condition	$ 484,880
Aggregate indebtedness	$ 484,880
Minimum net capital required to be maintained (Greater of 1/15th of $484,880 or $25,000)	$ 32,325
Net capital in excess of minimum requirements ($1,304,120 - $32,325)	$ 1,271,795
Ratio of aggregate indebtedness to net capital	.37

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by Main Street Management Company in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2003.

BY CERTIFIED MAIL **7002 2030 0001 4243 1672**

March 24, 2004

Mr. Mark Hugo
Main Street Management Company
Liberty Plaza
101 Barnes Road, Suite 104
Wallingford, Ct 06492

Dear Mr. Hugo:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 6, 2004. Questions may be addressed to Rassany Khakeo, Compliance Examiner at (617) 261-0851.

Sincerely,

W. Kenneth Henderson
Supervisor

WKH:amm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Lucy A. Corkery, Branch Chief, Broker/Dealer Section, Securities and Exchange Commission

Boston District Office
260 Franklin Street, Suite 1600
Boston, MA
02110-3169

tel 617 261 0800
fax 617 951 2337
www.nasd.com